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                                                        February 11, 2002


Stephen M. Owen, C.P.A.
Chief Financial Officer/Vice President Finance
Coyne International Enterprises Corp.
140 Cortland Avenue
Syracuse, New York 13221

Dear Mr. Owen:

     We are unable to submit our opinion related to the financial statements of Coyne International Enterprises Corp. for the year ended October 31, 2001, as the audit of those financial statements has not been completed.

     The delay in completing the audit is due to the fact that the predecessor accountants have not determined as yet whether certain items noted in the current year audit require an adjustment to financial statements previously issued.

                                                    Very truly yours,



                                                    Dannible & McKee, LLP

DM:amh